FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Kirkland Lake Gold Ltd. (“KL Gold”)
200 Bay Street, Suite 3120
Toronto, ON
M5J 2J1

Item 2	Date of Material Change

November 30, 2016

Item 3	News Release

A news release was issued on November 30, 2016, distributed through the services of Marketwired, and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

On November 30, 2016, KL Gold announced the completion of the previously announced arrangement between Kirkland Lake Gold Inc. (“Kirkland Lake Gold”) and Newmarket Gold Inc. (“Newmarket”) forming KL Gold (the “Arrangement”).

Pursuant to the Arrangement, Kirkland Lake Gold became a wholly-owned subsidiary of Newmarket. Newmarket was then renamed “Kirkland Lake Gold Ltd.” and completed a consolidation of its shares on the basis of 0.475 post-consolidation shares for each one pre-consolidation share.

Item 5	Full Description of Material Change

On November 30, 2016, KL Gold announced the completion of the previously announced Arrangement between Kirkland Lake Gold and Newmarket forming KL Gold.

Pursuant to the Arrangement, Kirkland Lake Gold became a wholly-owned subsidiary of Newmarket. Newmarket was then renamed “Kirkland Lake Gold Ltd.” and completed a consolidation of its shares on the basis of 0.475 post-consolidation shares for each one pre-consolidation share. KL Gold issued approximately 117,505,144 KL Gold shares on a post-consolidation basis (“KL Gold Shares”) under the Arrangement to former Kirkland Lake Gold shareholders as consideration for their Kirkland Lake Gold shares. As a result, on closing KL Gold had 202,289,201 KL Gold Shares issued and outstanding with approximately 57% of the KL Gold Shares being held by former shareholders of Kirkland Lake Gold and approximately 43% of the KL Gold Shares being held by former shareholders of Newmarket.

It is anticipated that the KL Gold Shares will commence trading on the Toronto Stock Exchange (“TSX”) on a consolidated basis on December 6, 2016 under the new symbol “KL”. Until such date, the KL Gold Shares are trading on a non-consolidated basis under Newmarket’s symbol “NMI”. Former Kirkland Lake Gold shares will be delisted from the TSX on December 6, 2016 as well. The publicly traded convertible debentures of Kirkland Lake Gold will continue to trade on the TSX under the symbols “KLG.D.B” and “KLG.D.BA”, respectively.

Full details of the Arrangement and certain other matters are set out in the joint management information circular of Kirkland Lake Gold and Newmarket dated October 28, 2016 (the "Information Circular"). A copy of the Information Circular can be found under Newmarket (now KL Gold) and Kirkland Lake Gold’s respective profiles on SEDAR at www.sedar.com and the early warning report filed by KL Gold in connection with the acquisition of the Kirkland Lake Gold shares will be filed under Kirkland Lake Gold’s profile on SEDAR or by contacting KL Gold at the number shown below.

The Board of Directors of KL Gold, elected by the shareholders of Newmarket at the special meeting of shareholders held on November 25, 2016, is comprised of the following individuals:

Eric Sprott	Chairman of the Board
Tony Makuch	President & CEO
Barry Olson	Independent
Pamela Klessig	Independent
Jeffrey Parr	Independent
Ray Threlkeld	Independent
Maryse Belanger	Independent
Jon Gill	New independent member
Arnold Klassen	New independent member

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

Not Applicable

Item 8	Executive Officer

Tony Makuch
President and Chief Executive Officer

(416) 840-7884

Item 9	Date of Report

December 2, 2016

Cautionary Note Regarding Forward-Looking Information

This material change report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of KL Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) expectations for the effects of the Arrangement or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (ii) the potential benefits and synergies of the Arrangement, (iii) the anticipated date the KL Gold Shares will commence trading on the TSX and the date the former Kirkland Lake Gold shares will be delisted from the TSX and (iv) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect KL Gold’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although KL Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of KL Gold to successfully integrate the operations and employees of Kirkland Lake Gold and Newmarket and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Arrangement; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Arrangement. This forward-looking information may be affected by risks and uncertainties in the business of KL Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold and Newmarket (now KL Gold) with the Canadian securities regulators, including Kirkland Lake Gold’s and Newmarket's respective annual information form, financial statements and related MD&A for the financial year ended December 31, 2015 and their interim financial reports and related MD&A for the period ended June 30, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although KL Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. KL Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.